Exhibit 8.1

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Burford Capital LLC	United States	100%
Ireton LLC	United States	100%
Prospect Investments LLC	United States	100%
Winfields LLC	United States	100%
Burford Capital Holdings (UK) Limited	United Kingdom	100%
Burford Capital PLC	United Kingdom	100%